Exhibit 99.1

IHS Holding Limited Enters into $600 Million Three-Year Bullet-Term Loan

November 3, 2022, London: IHS Holding Limited (NYSE: IHS) (“IHS Towers”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, entered into a new $600 million three-year bullet-term loan on October 28, 2022, of which $370 million is expected to be drawn down. The terms of the loan carry an interest rate of 3.75% plus three-month term SOFR and CAS.

The majority of the proceeds from this initial utilization are expected to be used to repay the $280 million bridge facility that is due to mature in February 2023 and the $76 million US$ tranche of IHS Towers’ Nigerian credit facility that is amortizing and due to mature in September 2024. The remaining proceeds will initially be left undrawn and can be used for general corporate purposes. The financing is currently leverage neutral to IHS Towers.

The Bookrunner Initial Mandated Lead Arrangers of this transaction were Absa, Citi, Rand Merchant Bank and Standard Chartered Bank.

In September 2022, IHS Towers also successfully extended the termination date of its $270 million revolving credit facility, for a period of two years after its original termination date, to March 30, 2025. The commitments available under this facility currently remain undrawn.

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is the largest independent multinational towerco solely focused on the emerging markets. The Company has nearly 40,000 towers across its 11 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

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